UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number    333-108879

MOBIFON HOLDINGS B.V.

(Exact name of registrant specified in its charter)

Rivium Quadrant 173, 15th floor, 2909 LC Capelle aan den IJssel, the Netherlands; +31-10-498-7711

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

12.50% Senior Notes due 2010

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☐	Rule 12h-3(b)(1)(i)	☐
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☒
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:                      72

Pursuant to the requirements of the Securities Exchange Act of 1934, MobiFon Holdings B.V. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: 14 September 2006	MOBIFON HOLDINGS B.V.

	By:	/s/ E A J de Rijk
	Name:	Erik de Rijk
	Title:	Director of MobiFon Holdings B.V. Chief Executive Officer

By:	/s/ M L J M Heere
Name:	Michiel Heere
Title:	Director of MobiFon Holdings B.V. Chief Financial Officer